March 27, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Haoxin Holdings Limited Registration Statement on Form F-1, as amended File No. 333-269681 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Haoxin Holdings Limited that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. Washington D.C. time, on March 31, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that they intend to distribute approximately 350 copies of the Preliminary Prospectus, dated March 18, 2025, to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CRAFT CAPITAL MANAGEMENT LLC

By:	/s/ Stephen Kiront
Name: Stephen Kiront
Title: Chief Operating Officer

WESTPARK CAPITAL, INC.

By:	/s/ Jason Stern
Name: Jason Stern
Title: Chief Operating Officer